19006093

# ANNUAL AUDITED REPORT
## FORM X-17a-5
## PART III

SEC Mail Processing
FEB 28 2019
Washington, DC

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| SEC FILE NUMBER |
|---|
| 8-68337 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (Date) AND ENDING December 31, 2018 (Date)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Venovate Marketplace, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1953 San Elijo Ave - Suite 203
(No. and Street)

| Cardiff | CA | 92007 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman — 212-392-4838
(Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

| 1514 Old York Rd. | Abington | PA | 19001 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Kat Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Venovate Marketplace, Inc. as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Notary Public

Chevalier Jonathan S
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CH6362431
Qualified in New York County
Commission Expires Jul. 31, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

*Sanville & Company*
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder of
Venovate Marketplace, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Venovate Marketplace, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2013.
Abington, Pennsylvania
February 26, 2019

**Venovate Marketplace, Inc.**
**Statement of Financial Condition**
**December 31, 2018**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 214,381 |
| Receivable from affiliate | | 13,140 |
| Prepaid expenses | | 9,511 |
| Other assets | | 160 |
| **Total Assets** | $ | 237,192 |
| | | |
| **Liabilities and Stockholder's Equity** | | |
| | | |
| Liabilities: | | |
| Due to affiliate | $ | 4,112 |
| Accrued expenses | | 6,688 |
| Other liabilities | | 103,728 |
| | | 114,528 |
| Commitments and Contingencies | | |
| | | |
| Stockholder's equity | | |
| Common stock | | 1 |
| Additional paid in capital | | 3,335,184 |
| Accumulated deficit | | (3,212,521) |
| | | 122,664 |
| | | |
| **Total Liabilities and Stockholder's Equity** | $ | 237,192 |

See accompanying notes to the Statement of Financial Condition

## 1. ORGANIZATION

Venovate Marketplace, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated in 2009 in accordance with the laws of the state of Delaware.

In March 2018, the then parent company to the Company, Venovate Holdings LLC, (the Former Parent") transferred ownership of its shares to a current affiliate, Key Acquisition, LLC. (the "Parent")

In August 2018, the members of the Parent entered into an agreement, (the "Sales Agreement") whereby such members would sell their membership units to an unaffiliated third party, Coinbase Global, Inc. ("Coinbase"). It is Coinbase's intent for the Company, along with other affiliates, to effect digital currency offerings, beginning in the second quarter of fiscal 2019. In connection with this transaction, the Parent infused an additional $300,000 in regulatory capital.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America. Further the entity is considered a going concern, based on assurances from the Parent to provide additional capital, if necessary.

**Going Concern**
The accompanying Statement of Financial Condition has been prepared assuming the Company will continue as a going concern. Management has received assurances from the Parent that they will infuse additional capital in the future should the Company need it to fund its operations.

**Government and Other Regulation**
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

**Cash**
The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

**Revenue Recognition**
The Company recognizes both listing and advisory fees as earned upon successful fulfillment of contractual obligations and when collection is reasonably assured. Management regularly assesses the need for an allowance against receivables and establishes an allowance when collection probability becomes remote.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Use of Estimates**
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period. The actual outcome could differ from those estimates.

**Income Taxes**
The Company is treated as a Subchapter C corporation for tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not reasonably assured that some portion or all of the deferred tax assets will be realized.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The U.S. Federal jurisdiction and the state of California are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since 2015.

## 3. RELATED PARTIES

The Company entered into agreements with the Parent, the Former Parent and an affiliate of Coinbase whereby the Parent and these affiliates supply office space, shared services and employee benefits, and in addition, Company performs certain payroll support services for another specific affiliate, all in accordance with such agreements. As of December 31, 2018, $13,140 was due from an affiliate, and $4,112 was due to an another affiliate under these contracts.

Further, the Company entered into an agreement where it would provide listing services to an affiliate. No amounts were owed under this agreement as of December 31, 2018.

As of December 31, 2018, Coinbase issued employee stock options to employees of the Company. The value of such stock options was $5,496 and is included as a credit to Additional Paid in Capital in the Statement of Financial Condition.

## 4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined) and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company's Net Capital was $99,853 which was above the required Net Capital by $92,218. At December 31, 2018, the Company's ratio of Aggregate Indebtedness to Net Capital was 1.15 to 1.

## 5. STOCKHOLDER'S EQUITY

As of December 31, 2018, 100 shares of common stock with a par value of $0.01 per share were authorized, issued and held by the Parent.

## 6. INCOME TAXES

To date, the Company incurred a net losses. In assessing the realizability of any resulting deferred tax asset, management considers whether it is more likely than not that some portion of the deferred tax asset will not be materialized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductive. Management has determined that a valuation allowance against the deferred tax asset is appropriate in light of the companies operating losses.

As of December 31, 2018, the Company had approximately $2,911,000 in Federal and $1,794,000 in state net operating loss carry forwards available to offset future taxable income. These carry forwards begin expiring in 2033.

The Company did not recognize a tax reserve as there are no significant uncertain tax positions as of December 31, 2018.

## 7. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2018, and thru the date of this report there were no such claims.

## 8. CONCENTRATION OF CUSTOMERS

No amounts were due from any customers at December 31, 2018.

## 9. RECENTLY ISSED ACCOUNTING PRONOUNCEMENTS

*New Accounting Standards Not Yet Adopted*
In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance will be effective for the Company beginning January 1, 2019, with early adoption permitted.

*Adoption of New Accounting Standard*
On January 1, 2018, the Company adopted the new accounting standard ASC 606, *Revenue from Contracts with Customers* and all the related amendments ("new revenue standard") to all contracts using the full retrospective method. There were no adjustments required related to the adoption of the standard.

## 10. SUBSEQUENT EVENTS

In January 2019, the Parent contributed $250,000 to the Company.

Management has evaluated the impact of all subsequent events through the date the Statement of Financial Condition was available to be issued and has determined that there were no further subsequent events requiring disclosure in this financial statement.